Exhibit 21

Subsidiaries of the Registrant

(as of February 28, 2007)

Subsidiary Name	State of Incorporation or Formation
Cincinnati Bell Telephone Company LLC	Ohio
Cincinnati Bell Telecommunications Services LLC	Ohio
Cincinnati Bell Extended Territories LLC	Ohio
Cincinnati Bell Entertainment Inc.	Ohio
Cincinnati Bell Wireless Company	Ohio
Cincinnati Bell Wireless LLC	Ohio
Cincinnati Bell Any Distance Inc.	Delaware
BRCOM Inc.	Delaware
Cincinnati Bell Technology Solutions Inc.	Ohio
BCSIVA Inc.	Virginia
IXC Internet Services, Inc.	Delaware
Mutual Signal Holding Corporation	Delaware
Mutual Signal Corporation	New York
Mutual Signal Corporation of Michigan	New York
MSM Assoc. Limited Partnership	Delaware
Cincinnati Bell Complete Protection Inc.	Ohio
MVNO Holdings LLC	Delaware
Cincinnati Bell Funding LLC	Delaware